                                                                 EXHIBIT 99.2

                 PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                                 (UNAUDITED)

The unaudited pro forma consolidated financial information gives effect to the Merger to be accounted for as a pooling of interests. The consolidated financial information on the following pages presents (i) the historical consolidated balance sheets of both the Corporation and Midlantic at September 30, 1995, and the pro forma consolidated balance sheet as of September 30, 1995, giving effect to the Merger as if it had occurred on that date; and (ii) the historical consolidated statements of income of both the Corporation and Midlantic for the nine months ended September 30, 1995 and 1994, and the pro forma consolidated statements of income for the nine months ended September 30, 1995 and 1994, giving effect to the Merger as if it had been effected for all periods presented. Certain reclassifications have been made to the historical financial information to conform presentation. Intercompany transactions between the Corporation and Midlantic are immaterial and, accordingly, have not been eliminated.

The pro forma consolidated balance sheet gives effect to anticipated expenses and nonrecurring charges related to the Merger and assumes each of the outstanding shares of Midlantic common stock is converted into 2.05 shares of the Corporation's common stock. In addition, the pro forma consolidated balance sheet assumes that all Midlantic stock options are exchanged for the Corporation's common stock, in accordance with the terms of the agreement. However, pro forma consolidated financial information excludes the estimated effect of revenue enhancements and expense savings associated with the consolidation of the operations of the Corporation and Midlantic.

During 1995 and 1994, the Corporation and Midlantic completed, or had pending, various other acquisitions (including the Chemical Bank-New Jersey transaction) which individually and in the aggregate were and are not acquisitions of "significant subsidiaries" in relation to the Corporation. Accordingly, pro forma financial information with respect to those acquisitions is not included herein.

The pro forma consolidated financial statements are intended for information purposes and may not be indicative of the combined financial position or results of operations that actually would have occurred had the transaction been consummated during the periods or as of the dates indicated, or which will be attained in the future. The pro forma consolidated financial information should be read in conjunction with the 1994 Annual Reports on Form 10-K and the Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 1995 of the Corporation and Midlantic.

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
PNC BANK CORP.
Pro Forma Consolidated Balance Sheet (Unaudited)
September 30, 1995

                                                  PNC          MIDLANTIC       PRO FORMA
In millions                                    BANK CORP.     CORPORATION     ADJUSTMENTS         PRO FORMA
______________________________________________________________________________________________________________

ASSETS
Cash and due from banks                           $ 2,124       $   832         $  9 (A)            $ 2,985
                                                                                  20 (B)
Short-term investments                                637           617                               1,254
Loans held for sale                                   901                                               901
Securities available for sale                       2,228           807                               3,035
Investment securities                              16,035         2,444                              18,479
Loans, net of unearned income                      36,815         8,785                              45,600
  Allowance for credit losses                        (943)         (341)                             (1,284)
                                                  ------------------------------------------------------------
  Net loans                                        35,872         8,444                              44,316
Other                                               3,421           717           33 (A)              4,162
                                                                                  23 (B)
                                                                                 (85)(B)
                                                                                  53 (C)
                                                  ------------------------------------------------------------
  Total assets                                    $61,218       $13,861         $ 53                $75,132
                                                  ============================================================
LIABILITIES
Deposits
  Noninterest-bearing                             $ 6,496       $ 2,729                             $ 9,225
  Interest-bearing                                 26,517         8,128                              34,645
                                                  ------------------------------------------------------------
  Total deposits                                   33,013        10,857                              43,870
                                                  ------------------------------------------------------------
Borrowed funds
  Federal funds purchased                           3,407            53                               3,460
  Repurchase agreements                             5,427           923                               6,350
  Commercial paper                                    490                                               490
  Other                                             3,359            30                               3,389
                                                  ------------------------------------------------------------
  Total borrowed funds                             12,683         1,006                              13,689
Notes and debentures                                9,616           369                               9,985
Accrued expenses and other liabilities              1,402           180         $150 (C)              1,732
                                                  ------------------------------------------------------------
  Total liabilities                                56,714        12,412          150                 69,276

SHAREHOLDERS'  EQUITY
Preferred stock                                         1                                                 1
Common stock                                        1,184           158         (158)(A)              1,739
                                                                                 555 (A)
Capital surplus                                       465           619         (619)(A)                714
                                                                                 249 (A)
Retained earnings                                   3,189           683          (42)(B)              3,733
                                                                                 (97)(C)
Deferred ESOP benefit expense                         (92)                                              (92)
Net unrealized securities gains (losses)              (45)            4                                 (41)
Common stock held in treasury at cost                (198)          (15)          15 (A)               (198)
                                                  ------------------------------------------------------------
  Total shareholders' equity                        4,504         1,449          (97)                 5,856
                                                  ------------------------------------------------------------
  Total liabilities and shareholders' equity      $61,218       $13,861         $ 53                $75,132
==============================================================================================================

See accompanying Notes to Pro Forma Consolidated Financial Information.

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
PNC BANK CORP.
Pro Forma Consolidated Statement of Income (Unaudited)
Nine months ended September 30, 1995

                                                  PNC         MIDLANTIC
In thousands, except per share data            BANK CORP.    CORPORATION      PRO FORMA (D)
-------------------------------------------------------------------------------------------
 INTEREST INCOME
 Loans and fees on loans                       $2,194,025      $555,281         $2,749,306
 Securities                                       841,761       157,728            999,489
 Other                                             70,410        30,224            100,634
                                               --------------------------------------------
  Total interest income                         3,106,196       743,233          3,849,429
                                               --------------------------------------------
 INTEREST EXPENSE
 Deposits                                         941,996       208,858          1,150,854
 Borrowed funds                                   626,580        30,671            657,251
 Notes and debentures                             426,525        25,678            452,203
                                               --------------------------------------------
  Total interest expense                        1,995,101       265,207          2,260,308
                                               --------------------------------------------
  Net interest income                           1,111,095       478,026          1,589,121
 Provision for credit losses                                      4,500              4,500
                                               --------------------------------------------
  Net interest income less provision for
    credit losses                               1,111,095       473,526          1,584,621
                                               --------------------------------------------
 NONINTEREST INCOME
 Investment management and trust                  273,306        35,330            308,636
 Service charges, fees and commissions            272,125        58,289            330,414
 Mortgage banking                                 146,653                          146,653
 Net securities gains                               9,080           184              9,264
 Other                                             88,270        53,896            142,166
                                               --------------------------------------------
  Total noninterest income                        789,434       147,699            937,133
                                               --------------------------------------------
 NONINTEREST EXPENSE
 Staff expense                                    611,289       189,447            800,736
 Net occupancy and equipment                      206,073        51,928            258,001
 Amortization of intangibles                       66,416         6,868             73,284
 Federal deposit insurance                         38,534        11,473             50,007
 Other                                            374,272        89,790            464,062
                                               --------------------------------------------
  Total noninterest expense                     1,296,584       349,506          1,646,090
                                               --------------------------------------------
  Income before income taxes                      603,945       271,719            875,664
 Applicable income taxes                          192,260       100,884            293,144
                                               --------------------------------------------
  Net income                                   $  411,685      $170,835         $  582,520
===========================================================================================
EARNINGS PER COMMON SHARE
 Primary                                            $1.78         $3.20              $1.71
 Fully diluted                                       1.77          3.14               1.69
AVERAGE COMMON SHARES OUTSTANDING
  Primary                                         230,869        52,854            339,221
  Fully diluted                                   233,087        54,672            345,165
===========================================================================================

See accompanying Notes to Pro Forma Consolidated Financial Information.

PNC BANK CORP.
Pro Forma Consolidated Statement of Income (Unaudited)
Nine months ended September 30, 1994

                                                     PNC          MIDLANTIC
   In thousands, except per share data            BANK CORP.     CORPORATION       PRO FORMA
                                                                                      (D)
   -----------------------------------------------------------------------------------------
    INTEREST INCOME
    Loans and fees on loans                       $1,818,974      $505,305        $2,324,279
    Securities                                       947,572        80,668         1,028,240
    Other                                             71,121        52,085           123,206
                                                  ------------------------------------------
     Total interest income                         2,837,667       638,058         3,475,725
                                                  ------------------------------------------

    INTEREST EXPENSE
    Deposits                                         664,777       162,673           827,450
    Borrowed funds                                   333,322        15,906           349,228
    Notes and debentures                             354,313        25,865           380,178
                                                  ------------------------------------------
     Total interest expense                        1,352,412       204,444         1,556,856
                                                  ------------------------------------------
     Net interest income                           1,485,255       433,614         1,918,869
    Provision for credit losses                       60,123        23,768            83,891
                                                  ------------------------------------------
     Net interest income less provision for
      credit losses                                1,425,132       409,846         1,834,978
                                                  ------------------------------------------

    NONINTEREST INCOME
    Investment management and trust                  218,815        31,927           250,742
    Service charges, fees and commissions            275,135        57,995           333,130
    Mortgage banking                                 159,274                         159,274
    Net securities gains (losses)                    (13,895)       (3,374)          (17,269)
    Other                                             78,561        80,380           158,941
                                                  ------------------------------------------
     Total noninterest income                        717,890       166,928           884,818
                                                  ------------------------------------------
    NONINTEREST EXPENSE
    Staff expense                                    618,999       172,338           791,337
    Net occupancy and equipment                      200,022        52,361           252,383
    Amortization of intangibles                       59,478         4,843            64,321
    Federal deposit insurance                         54,745        21,386            76,131
    Other                                            347,810       104,073           451,883
                                                  ------------------------------------------
     Total noninterest expense                     1,281,054       355,001         1,636,055
                                                  ------------------------------------------
     Income before income taxes                      861,968       221,773         1,083,741
    Applicable income taxes                          280,436        19,894           300,330
                                                  ------------------------------------------
     Income before cumulative effect of
      change in accounting principle              $  581,532      $201,879        $  783,411
   =========================================================================================

    EARNINGS PER COMMON SHARE BEFORE CUMMULATIVE EFFECT OF CHANGE IN ACCOUNTING
    PRINCIPLE
     Primary                                           $2.45         $3.76             $2.26
     Fully diluted                                      2.44          3.71              2.24
    AVERAGE COMMON SHARES OUTSTANDING
     Primary                                         236,954        52,944           345,490
     Fully diluted                                   238,807        54,501           350,533
   _________________________________________________________________________________________

See accompanying Notes to Pro Forma Consolidated Financial Information.

            NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                                 (UNAUDITED)


(A) The pro forma consolidated balance sheet gives effect to the proposed Merger of the Corporation and Midlantic by combining the respective balance sheets of the two companies at September 30, 1995 on a pooling-of-interests basis. Cash and other assets have been adjusted to reflect the exercise of Midlantic stock options for $9 million in cash and a related current tax benefit of $33 million related to the exchange of the Corporation's common stock for outstanding Midlantic options. The capital accounts have been adjusted to reflect the issuance of 111.1 million shares of the Corporation's common stock in exchange for all the outstanding shares of Midlantic (common stock held in treasury was assumed to be canceled) and the assumed exchange of the Corporation's common stock for outstanding Midlantic stock options. Midlantic's debentures, which approximated $69 million, are convertible into Midlantic common stock at a conversion price of $48 per share.
     For purposes of this pro forma consolidated balance sheet, conversion of these debentures has not been assumed.

(B) Based upon a review of Midlantic's asset and liability management position, the Corporation anticipates terminating its interest rate cap position concurrent with or shortly after consummation of the Merger. Interest rate caps are accounted for on the accrual basis under the Corporation's accounting policies because they are designated to certain interest bearing assets which modify their interest rate characteristics. Upon termination, any losses, measured by the difference between the unamortized premium and the fair value payment to the Corporation, would be recognized immediately in the results of operations. This is because the predominant characteristic of the interest rate cap is that of a purchased option for which losses are expensed upon termination under the Corporation's accounting policies. An adjustment of $65 million (unamortized premium of $85 million net of estimated fair value payment of $20 million to the Corporation) has been recorded in the pro forma consolidated balance sheet to reflect the anticipated loss.
     This adjustment resulted in a $42 million after-tax charge to retained earnings in the pro forma balance sheet.

     Management is continuing its review of the asset/liability positions of Midlantic and the Corporation and is considering various actions consistent with the Corporation's strategic initiatives related to balance sheet repositioning and interest rate risk management. In connection therewith, the Corporation is considering reclassifying investment securities to the available-for-sale portfolio. Any reclassifications of investment securities will be accounted for at fair value and would include the fair value of associated financial derivatives. Unrealized gains and losses would be recorded as a component of shareholders' equity, net of tax.

     The Corporation may sell securities classified as available for sale as part of the overall asset/liability management process. Realized gains and losses would be reflected in the results of operations and would include the fair value of financial derivatives associated with such securities.

     On a pro forma basis, the combined investment securities of the Corporation and Midlantic had a net unrealized pretax loss of $226 million at September 30, 1995. The associated financial derivatives had an estimated net unrealized pretax loss of $283 million, including deferred losses on terminated swap contracts.

     No adjustments have been made in the accompanying pro forma consolidated balance sheet to reflect the potential reclassification or sale of investment securities, including the effect, if any, of the related interest rate swaps, as the Corporation's management has not made a final determination with respect to such matters.

(C) In connection with the closing in the fourth quarter of 1995 of the Midlantic merger, the Corporation currently estimates it will record merger-related and nonrecurring charges of between $150 million and $180 million, compared with an original estimate of $130 million. The increase in the estimate is primarily due to more aggressive plans with respect to operations and facilities consolidations. Management continues to review integration plans and final determination of the amount of the charges will be made prior to year end. There can be no assurance that such expenses and charges will not exceed the amounts described above.

     A liability of $150 million has been recorded in the pro forma consolidated balance sheet to reflect an estimate of anticipated expenses and nonrecurring charges related to the Merger. This liability resulted in a $97 million after-tax adjustment to retained earnings in the pro forma consolidated balance sheet. Should the anticipated expenses and nonrecurring charges exceed the amount reflected in the pro forma consolidated balance sheet, shareholders' equity would be reduced by the after-tax effect of such excess. It is anticipated that substantially all of these charges will be recognized upon consummation of the Merger and paid in 1995 and/or 1996. The following table provides details of the estimated charges by type:


                                                    Estimated
                                                  Pre-Tax Amount
             Type of Cost                         (In Millions)
             ------------                         --------------
             Operations and Facilities                 $ 70
             Personnel Related                           44
             Other                                       36
                                                       ----
                                                       $150
                                                       ====



     Operations and facilities charges consist of lease termination costs and other related costs resulting from the consolidation of overlapping branches and elimination of redundant operational facilities as well as write-offs of computer hardware and software, signage and telecommunication equipment due to incompatibility or duplication. Personnel related costs consist primarily of charges related to employee severance, termination of certain employee benefit plans and employee outplacement assistance. Other charges include investment banking fees, legal and accounting fees, proxy registration/filing fees and mailing costs and adjustment of state deferred tax assets relating to the Merger.


(D) The pro forma consolidated statements of income give effect to the proposed Merger by combining the respective statements of income of the two companies for the nine months ended September 30, 1995 and 1994. The pro forma statements of income do not give effect to anticipated expenses and nonrecurring charges related to the Merger and the estimated effect of revenue enhancements and expense savings associated with the consolidation of the operations of the Corporation and Midlantic.


     Earnings per common share amounts for the Corporation and Midlantic are based on the historical fully diluted weighted average number of common shares outstanding for each company during the period. With respect to the pro forma earnings per share computation, shares of Midlantic have been adjusted to the equivalent shares of the Corporation for each period.